January 18, 2007

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Waste Industries USA, Inc.
Form 10-K for the year ended December 31, 2005
Forms 10-Q for the Quarters Ended March 31, 2006, June 30, 2006
and September 30, 2006
File No. 0-31050

Dear Mr. Decker:

We have reviewed your comment letter dated December 19, 2006 regarding the above-referenced filings. Our response to each comment is shown below. For the Staff’s convenience, our responses follow the headings and numbered paragraphs of the comment letter. As suggested in Comment 1 of the comment letter, to the extent practical, we have included suggested disclosure for our upcoming Annual Report on Form 10-K for the year ended December 31, 2006, which we expect to file on or before March 16, 2007, and intend to include these revisions in our future filings, if applicable.

Comment 2 – Basis of Presentation and Accounting Policies - General

SEC Staff Comment

On page 21 you disclosed that you have implemented an aggressive and reliable maintenance program to extend the useful lives of your equipment. Please disclose your accounting policy for maintenance expenses, including whether you capitalize or expense maintenance expenses. Please tell us how you determine the useful life of maintenance expenses that are capitalized and the amounts of maintenance expenses capitalized and/or expensed.

Management Response

We will expand our accounting policy discussion in Note 1 of our upcoming Annual Report on Form 10-K and in future filings by adding the following disclosure:

The costs of maintenance and repairs are expensed as incurred. Improvements and betterments that add new functionality or extend the useful life of the asset are capitalized.

For your information and as requested in your comment letter, improvements and betterments that are capitalized are depreciated over the new estimated useful life of the asset. An asset’s useful life is determined through the use of historical experience, as the company has significant experience in operating a large fleet of vehicles and equipment. For the years ended December 31, 2004 and 2005, we capitalized approximately $1.6 million and $1.3 million of improvements and betterments.

For the years ended December 31, 2004 and 2005, we expensed approximately $16.6 million and $18.0 million for repairs and maintenance.

We will also revise the disclosure that you noted on page 21 to the following:

We have implemented an aggressive maintenance program to maximize the life of our equipment.

Comment 3 – Basis of Presentation and Accounting Policies – Purchase Price Allocation

SEC Staff Comment

You disclosed that you accrue contingent payments on acquisitions if the events surrounding the contingency are deemed assured beyond a reasonable doubt. Please disclose your accounting policy for contingent payments based on the future earnings of the acquired entity, changes in the market value of the original consideration or other basis to determine contingent payments. Please refer to paragraphs 51(f) and (h) and 53 (c) of SFAS 141.

Management Response

We disclosed our accounting policy on contingent payments as general policy. The Company has not made or accrued contingent payments related to any of its acquisitions in the past three years. As such, the disclosures in paragraph 51 (f) and (h) and 53 (c) of SFAS 141 as they relate to contingent payments were not required. We will remove reference to contingent consideration in our accounting policy disclosure. In the event that we have contingent payments in the future, we will provide the required disclosure.

Comment 4 – Use of Independent Specialists

SEC Staff Comment

You made references to the use of independent specialists to determine the fair values of tangible and intangible assets and liabilities assumed. Please disclose the name of independent specialist or remove the reference to the specialist.

Management Response

We will remove the reference to the specialists in our upcoming and future filings.

Comment 5 – Commitments and Contingencies

SEC Staff Comment

Revise your disclosure to clarify whether you believe that the resolution of the pending and threatened legal proceedings will have a material adverse effect on cash flows.

Management Response

In our upcoming and future filings, we will expand our disclosure on legal proceedings to clarify whether we believe that the resolution of the pending or threatened legal proceedings will have a material adverse effect on our cash flow.

As an example of what our revised disclosure will look like, we have revised the disclosure made in our Quarterly Report on Form 10-Q for the period ended September 30, 2006:

If the plaintiffs succeed in this matter, Black Bear would have to re-negotiate the Franchise Agreement or re-apply for a franchise with the County and/or re-submit and/or amend its request for a site suitability determination to DENR in order to develop the landfill. This outcome would not have a material adverse impact on our cash flows. However, if the landfill is not developed, the Company may not recover all of its $11.7 million of capitalized costs, resulting in an asset impairment charge that could have a material adverse impact on our earnings.

Closing statements

In responding to your comments, we acknowledge the following:

•	Waste Industries is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Waste Industries may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Thank you for your consideration. If you have questions or further comments, please let us know.

Sincerely,
WASTE INDUSTRIES USA, INC.

/s/ D. Stephen Grissom
Chief Financial Officer

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